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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 Aqua Dyne, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title and Class of Securities)

                                    03840K202
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                                 (CUSIP Number)

                                   Greg Paxton
                           Global Power & Water, Inc.
                           1117 Desert Lane, Suite 665
                             Las Vegas, Nevada 89102
                             Telephone: 707-940-0930
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                         March 26, 2004 and May 14, 2004
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                               (Page 1 of 4 Pages)





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CUSIP NO.  03840K202               SCHEDULE 13D             PAGE 2 OF 4 PAGES
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----------- --------------------------------------------------------------------
 1          NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Greg Paxton (1)
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 2          CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP         (a)  |_|
                                                                        (b)  |X|
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 3          SEC USE ONLY
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 4          SOURCE OF FUNDS
            SC
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 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM  2(d) or 2(e)                                               |_|
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 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            Australia
------------------------ -------- ----------------------------------------------
                            7     SOLE VOTING  POWER
                                      2,387,680 (1)
                         -------- ----------------------------------------------
NUMBER OF SHARES            8     SHARED VOTING  POWER
  BENEFICIALLY                        None
    OWNED BY             -------- ----------------------------------------------
 EACH REPORTING             9     SOLE DISPOSITIVE  POWER
  PERSON WITH                         2,387,680 (1)
                         -------- ----------------------------------------------
                           10     SHARED DISPOSITIVE  POWER
                                     None
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,387,680 (1)
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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           |_|
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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                26.85%
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14          TYPE OF REPORTING PERSON
                IN (1)
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(1)      Shares are held of record by Global Power & Water, Inc., a Nevada corporation, for which Mr. Greg Paxton, an Australian citizen, is the controlling shareholder and president.


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CUSIP NO.  03840K202              SCHEDULE 13D                PAGE 3 OF 4 PAGES
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         This document amends and supplements the information set forth in the
Schedule 13D that was effective on March 31, 2001 and filed on April 12, 2004 by the Reporting Persons.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment relates to the common stock ("Common Stock") of Aqua Dyne, Inc., a Delaware corporation (the "Issuer").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended to add the following at the end thereof:

         This Amendment covers (a) 1,000,000 shares of Common Stock that were issued on March 26, 2004 in connection with the delivery of a fully working prototype of the JetWater System and (b) the sale or transfer of 850,000 shares of Common Stock in private transactions on May 14, 2004.

ITEM 4.  PURPOSE OF TRANSACTION.

         Items 4(a) and (d) are hereby amended as follows:

(a) In March 2004, 1,000,000 shares of Common Stock were issued to the Reporting Persons. In May 2004, the Reporting Persons disposed of 850,000 shares of Common Stock in private transactions. See Item 3 above. The Reporting Persons have no current plans to acquire or dispose of further shares.

(d) On April 5, 2004, Greg Paxton, a Reporting Person, was elected a director of the Issuer and was appointed Interim Chief Executive Officer. As a director and significant stockholder of the Issuer, Mr. Paxton expects to facilitate the election of a new director and the appointment of a new Chief Executive Officer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b) See Rows 7, 9, 11 and 13 of the cover page.

(c)      The Reporting Persons acquired 1,000,000 shares on March 26, 2004. See
         Item 3.

         On May 14, 2004, the Reporting Persons sold 600,000 shares at $0.50 per share in private transactions to non-US persons offshore and transferred 250,000 shares to two Australians in satisfaction of debt in the aggregate of $600,000.


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CUSIP NO.  03840K202              SCHEDULE 13D                PAGE 4 OF 4 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2004

                                    /s/ Greg Paxton
                                    ---------------
                                    Greg Paxton, for himself and on behalf of
                                    Global Power & Water Inc. as its President